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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

Pacific Internet Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
Y66183107
(CUSIP Number)
Khaw Kheng Joo
MediaRing Ltd
750A Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Telephone: (65) 6441-1213
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
With copies to:
Michael W. Sturrock
Latham & Watkins LLP
80 Raffles Place
#14-20 UOB Plaza 2
Singapore 048624
(65) 6536-1161
June 6, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIGNATURE
EXHIBIT INDEX
SCHEDULE A
EX-99.1 Announcement of MediaRing dated June 7, 2007.
EX-99.2 Irrevocable undertaking of MediaRing dated June 6, 2007.

CUSIP No.	Y66183107	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): MediaRing Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		4,056,163 shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		—

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,056,163 shares

WITH	10	SHARED DISPOSITIVE POWER:

—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,056,163 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

29.30% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Page 3 of 8 Pages
This Amendment No. 11 amends the Schedule 13D previously filed by MediaRing Ltd (“MediaRing”) with the Securities and Exchange Commission (“SEC”) on July 21, 2006, as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 to the Schedule 13D filed by MediaRing with the SEC on July 24, 2006, September 19, 2006, September 21, 2006, September 27, 2006, October 4, 2006, October 11, 2006, October 20, 2006, October 31, 2006, November 8, 2006 and November 22, 2006, respectively (as amended, the “Statement”), with respect to the ordinary shares (the “Ordinary Shares”) of Pacific Internet Limited (the “Company”), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89 Science Park Drive, #02-05/06, The Rutherford, Singapore 118261.

Item 2.	Identity and Background
Item 2 is hereby amended and supplemented as follows:
     Information as to each of the executive officers and directors of MediaRing is updated and as set forth in Schedule A hereto and is incorporated by reference herein.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and supplemented as follows:
     On April 11, 2007, Connect Holdings Limited (“Connect”) announced that all conditions to its pre-conditional cash tender offer for the Company announced on January 12, 2007 had been satisfied and it would be commencing a cash tender offer for the Company.
     Since Connect’s offer announcement, MediaRing has been evaluating all options available to it in respect of its holding of the Company’s shares, including without limitation, the possibility of disposing its shares in the Company by accepting Connect’s tender offer. In order for MediaRing to act quickly on any course of action, MediaRing had taken certain steps to obtain all necessary regulatory approvals.
     On June 5, 2007, Connect informed MediaRing that it intended to increase its offer price, which would be available to all shareholders of the Company, subject to MediaRing undertaking to tender the shares it owns in the Company at such increased price. On June 6, 2007, MediaRing executed an irrevocable undertaking to accept Connect’s tender offer in respect of all the shares of the Company held by MediaRing, in consideration of Connect increasing the offer price of its tender offer from US$10.00 net in cash for each Company share to US$11.00 net in cash for each Company share. MediaRing also made an announcement to its shareholders containing the rationale for its disposal of the Company’s shares. MediaRing’s announcement and a copy of MediaRing’s irrevocable undertaking are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated by reference herein.
     Upon completion of the disposal of the Company’s shares by MediaRing under Connect’s tender offer, MediaRing will cease to own any shares in the Company.

Item 5.	Interest in Securities of the Issuer
Item 5 is amended and supplemented by deleting paragraph (a) and replacing it with the following:
     (a) As of the close of business on June 6, 2007, MediaRing beneficially owned 4,056,163 Ordinary Shares which constitute approximately 29.30% of the Ordinary Shares outstanding. The

Page 4 of 8 Pages
aggregate percentage of the outstanding Ordinary Shares reported as beneficially owned by MediaRing is based upon 13,844,164 Ordinary Shares outstanding as of June 1, 2007, based on publicly available information. To the knowledge of MediaRing, no person named on Schedule A hereto owns any Ordinary Shares as of June 6, 2007.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Announcement of MediaRing dated June 7, 2007.

Exhibit 99.2	Irrevocable undertaking of MediaRing dated June 6, 2007.

Page 5 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 7, 2007

MediaRing Ltd
By	/s/ Khaw Kheng Joo
Name:	Khaw Kheng Joo
Title:	Director and Chief Executive Officer

Page 6 of 8 Pages
EXHIBIT INDEX

Exhibit 99.1	Announcement of MediaRing dated June 7, 2007.

Exhibit 99.2	Irrevocable undertaking of MediaRing dated June 6, 2007.

Page 7 of 8 Pages
SCHEDULE A
The name, present principal occupation and business address of each director and executive officer of MediaRing Ltd (“MediaRing”) is set forth below.

Name, Business Address
and Position at MediaRing	Present Principal Occupation	Citizenship
Walter J. Sousa 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Executive Chairman of MediaRing)	Executive Chairman, MediaRing Ltd	United States of America

Koh Boon Hwee 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Executive Director of MediaRing)	Chairman, DBS Group Holdings Limited	Singapore

Khaw Kheng Joo 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Chief Executive Officer of MediaRing)	Chief Executive Officer, MediaRing Ltd	Singapore

Thomas Henrik Zilliacus 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Non-Executive Director of MediaRing)	Founder and Executive Chairman, Mobile FutureWorks Inc.	Finland

Eileen Tay-Tan Bee Kiew 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Director of MediaRing)	Chief Financial Officer, Sunnydale Tech	Singapore

Sin Hang Boon 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Director of MediaRing)	Director, MediaRing Ltd	Singapore

Lucas Chow Wing Keung 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Director of MediaRing)	Chief Executive Officer and Director, MediaCorp Ltd	Singapore

Yeo Siew Chai 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Chief Financial Officer of MediaRing)	Chief Financial Officer, MediaRing Ltd	Singapore

Page 8 of 8 Pages

Name, Business Address
and Position at MediaRing	Present Principal Occupation	Citizenship
William Tan Yew Lek 750A Chai Chee Road #05-01 Technopark @ Chai Chee Singapore 469001 (Senior Vice-President of Sales and Marketing of MediaRing)	Executive Vice President (Sales and Marketing) MediaRing Ltd	Singapore